UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Magic Empire Global Limited (the “Company” or “MEGL”) held its 2023 annual general meeting (the “Meeting”) of shareholders at 3:00 pm., Hong Kong time on November 29, 2023, at the Company’s office at 3/F, 8 Wyndham Street, Central, Hong Kong. Each ordinary share of the Company is entitled to one vote. Holders of a total 12,241,426(1) ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date of October 29, 2023 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

The re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified was approved.

Director’s Name	For(1)	Against(1)	Abstain(1)
Wai Ho Chan	12,069,921	121,546	49,960
Sze Hon Johnson Chen	12,071,244	120,227	49,956
Yiu Sing Chan	12,069,737	121,734	49,956
Chi Wai Siu	12,069,788	121,679	49,959
Ka Lee Lam	12,073,246	118,225	49,956

Proposal 2

The appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 was ratified.

For(1)	Against(1)	Abstain(1)
12,152,297	55,477	33,653

Proposal 3

The Company’s Memorandum and Articles of Association was amended and restated by adopting the Second Amended and Restated Memorandum and Articles of Association to create a new class of shares in the Company, such that the Company is authorized to issue a maximum number of 300,000,000 Ordinary Shares with a par value of US$0.0001 each and 300,000,000 Non-voting Ordinary Shares with a par value of US$0.0001 each, and to allow notice to be sent to a shareholder by publishing that notice and document on a website.

For(1)	Against(1)	Abstain(1)
11,926,039	300,605	14,783

(1) Number of ordinary shares rounded to the nearest whole figure, due to certain shareholder holding fractional shares.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: November 29, 2023	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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